April 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010

Washington, DC 20549

Attention: Stacie Gorman

Re:                             CC Neuberger Principal Holdings I

Registration Statement on Form S-1

Filed March 6, 2020, as amended

File No. 333-236974

Dear Ms. Gorman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of CC Neuberger Principal Holdings I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on April 23, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 3,250 copies of the Preliminary Prospectus dated April 17, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
as Representative of the Several Underwriters

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

BOFA SECURITIES, INC.
as Representative of the Several Underwriters

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

[Signature Page to Underwriters Acceleration Request Letter]